Pricing Supplement (To Prospectus dated November 4, 2016 and Series A Prospectus Supplement dated November 4, 2016) Dated July 25, 2019	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-213265

$1,000,000

BofA Finance LLC

4.00% Issuer Callable Daily Range Accrual Notes Linked to 3-month U.S. Dollar LIBOR, due July 29, 2029

Fully and Unconditionally Guaranteed by Bank of America Corporation

  The CUSIP number for the notes is 09709THC8.
  The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
  The notes priced on July 25, 2019 (the “pricing date”). The notes will mature on July 29, 2029, unless previously called.
  Payments on the notes will depend on 3-month U.S. Dollar LIBOR (which we refer to as “LIBOR”).
  Interest will be paid quarterly, on the 29th of each January, April, July and October, beginning on October 29, 2019.
  For each quarterly interest period, you will receive interest at a variable rate per annum equal to the product of:

(a) the Base Rate of 4.00%; and

(b) N/D; where,

“N” = the number of London Banking Days in the applicable interest period on which LIBOR is greater than or equal to the Accrual Barrier (as defined below); and

“D” = the total number of London Banking Days in the applicable interest period.

In no event will the interest rate applicable to any interest period be greater than 4.00% per annum or less than 0.00% per annum.

  We have the right to redeem all, but not less than all, of the notes on any Call Date for an amount equal to 100% of the principal amount, plus any accrued and unpaid interest. The “Call Dates” will be each Interest Payment Date beginning on July 29, 2020 and ending on April 29, 2029. No further amounts will be payable following an early redemption.
  At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to the principal amount of the notes, plus any accrued but unpaid interest.
  The “Accrual Barrier” is 1.85%.
  The notes will not be listed on any securities exchange.
  The notes will be issued in denominations of $1,000 and whole multiples of $1,000.
  The initial estimated value of the notes is less than the public offering price. The initial estimated value of the notes as of the pricing date is $950.20 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-15 of this pricing supplement for additional information.  The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
  The notes and the related guarantee:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price	$1,000.00	$1,000,000.00
Underwriting Discount(1)	$37.50	$37,500.00
Proceeds (before expenses) to BofA Finance	$962.50	$962,500.00

(1)We or one of our affiliates may pay varying selling concessions of up to 3.75% in connection with the distribution of the notes to other registered broker-dealers.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank.  The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.  Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus.  Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on July 29, 2019 against payment in immediately available funds.
BofA Merrill Lynch Selling Agent

SUMMARY

The 4.00% Issuer Callable Daily Range Accrual Notes Linked to 3-month U.S. Dollar LIBOR, due July 29, 2029 (the “notes”) are our senior debt securities.  Any payments on the notes are fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral.  The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and unsubordinated debt. Any payments due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor.

For each quarterly interest period, if, on any London Banking Day during such interest period, LIBOR is greater than or equal to the Accrual Barrier, then interest will accrue on that day at a rate of 4.00% per annum. Otherwise, no interest will accrue on that day. Prior to the maturity date, on each Interest Payment Date beginning on July 29, 2020 and ending on April 29, 2029, we have the right to redeem all, but not less than all, of the notes for an amount equal to 100% of the principal amount, plus any accrued and unpaid interest.  No further amounts will be payable following an early redemption.  If the notes are not called prior to maturity, in addition to any accrued and unpaid interest, at maturity you will receive a cash payment equal to the principal amount of the notes.

Any payments on the notes depend on the credit risk of BofA Finance and BAC and on the performance of 3-month LIBOR.  The economic terms of the notes (including the Base Rate and the Accrual Barrier) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into.  BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities.  This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, reduced the economic terms of the notes to you and the initial estimated value of the notes.  Due to these factors, the public offering price you pay to purchase the notes is greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes.  For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-15.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 10 years, if not previously called
Pricing Date:	July 25, 2019
Issue Date:	July 29, 2019
Maturity Date:	July 29, 2029
Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000
Designated LIBOR Page:

For any London Banking Day, Reuters Page LIBOR01. If no offered rate appears on Reuters screen page “LIBOR01” on a given London Banking Day during an Interest Period at approximately 11:00 a.m., London time, then we will select and identify to the calculation agent four major banks in the London interbank market, and the calculation agent will request the principal London offices of each of such banks to provide a quotation of the rate at which 3-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time. If at least two quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. If less than two quotes are provided, we will select and identify to the calculation agent three major banks in New York City, and the calculation agent will request each of such banks to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on such London Banking Day for loans in U.S. dollars to leading European banks for a three-month period for the applicable London Banking Day in an amount of at least $1,000,000. If three quotations are provided, 3-month U.S. dollar LIBOR will be the arithmetic average of the quotations provided. Otherwise, and subject to the next paragraph, 3-month U.S. dollar LIBOR for the applicable London Banking Day will be equal to 3-month U.S. dollar LIBOR in effect for the prior London Banking Day during the Interest Period.

Notwithstanding the foregoing, if the calculation agent determines on or prior to the relevant London Banking Day, after consultation with us, that 3-month U.S. dollar LIBOR has been discontinued, then we will appoint in our sole discretion an investment bank of national standing, which may be our affiliate, to determine whether there is a substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice. If such investment bank of national standing determines that there is such a substitute or successor base rate, the calculation agent shall use such substitute or successor base rate. In such case, the calculation agent will implement changes to the business day convention, the definition of business day, the Interest Periods and any method for obtaining the substitute or successor base rate if such rate is unavailable on the relevant London Banking Day, in a manner that is consistent with industry accepted practices for such substitute or successor base rate, all as directed by the investment bank of national standing. If the investment bank of national standing determines that there is no such substitute or successor base rate as so provided above, 3-month U.S. dollar LIBOR for the applicable London Banking Day will be determined in accordance with the steps provided in the immediately preceding paragraph.

Interest Rates:

For each quarterly interest period, interest will accrue at a variable rate per annum equal to the product of:

(a) Base Rate; and

(b) N/D; where,

“N” = the number of London Banking Days (subject to the Observation Cut-Off Date convention) in the applicable interest period on which LIBOR is greater than or equal to the Accrual Barrier; and

“D” = the total number of London Banking Days in the applicable interest period.

In no event will the interest rate applicable to any interest period be greater than 4.00% per annum or less than 0.00% per annum.

Base Rate:	4.00%
Accrual Barrier:	1.85%
Observation Cut-Off Date:

LIBOR on any London Banking Day from and including the fifth London Banking Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period will be LIBOR on that fifth London Banking Day prior to that quarterly Interest Payment Date.  See “Risk Factors—If LIBOR is negative, or positive but greater than the Accrual Barrier on the Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period.”

Interest Periods:	Each period from and including a quarterly Interest Payment Date (or the issue date) to and excluding the immediately succeeding quarterly Interest Payment Date (or the Maturity Date).
Interest Payment Dates:	Quarterly, on the 29th of each January, April, July and October, beginning on October 29, 2019 and ending on the maturity date.
Interest Day Count Basis:	30/360
Optional Early Redemption:

On any Call Date, we have the right to redeem all, but not less than all, of the notes for an amount equal to the Early Redemption Payment.  No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

Early Redemption Payment:	The sum of the principal amount plus any accrued and unpaid interest.
Call Dates:	The Interest Payment Dates beginning on July 29, 2020 and ending on April 29, 2029.

Repayment at Option of Holder:	None
Payment at Maturity:	If not earlier redeemed, the payment at maturity will equal the principal amount of the notes, plus any accrued but unpaid interest.
Business Days:

If any Interest Payment Date, Call Date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement and no adjustment will be made to the length of the relevant interest period.

Record Dates for Interest Payments:

For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding such interest payment day, whether or not such record date is a business day.

Listing:	None
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”)
Selling Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance. See “Supplemental Plan of Distribution; Role of BofAS and Conflicts of Interest” beginning on page PS-13.

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes.  In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you.  If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.  You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus.  We have not authorized any other person to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  None of us, the Guarantor or any selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted.  You should assume that the information in this pricing supplement, the accompanying prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying prospectus supplement and prospectus.  Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

As a result of the completion of the reorganization of Bank of America’s U.S. broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

The above documents may be accessed at the following links:

  Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Interest Payment for an Interest Period

The table below illustrates the hypothetical interest payment per $1,000 in principal amount for a single interest period, based on the Base Rate of 4.00%, assuming there are 66 London Banking Days during the interest period. Depending on the performance of LIBOR, you may not receive any interest payments during the term of the notes. The numbers appearing in the table below have been rounded for ease of analysis.

Number of London Banking Days on Which LIBOR Is Greater Than or Equal to the Accrual Barrier*	Annualized Interest Rate	Interest Payment per Note During an Interest Period**
0	0.000%	$0.000
15	0.909%	$2.273
30	1.818%	$4.545
45	2.727%	$6.818
60	3.636%	$9.091
66	4.000%	$10.000

* For any London Banking Day from and including the fifth London Banking Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period, LIBOR on those days will be LIBOR on that fifth London Banking Day prior to that quarterly Interest Payment Date (the “Observation Cut-Off Date”).

** Calculated based on the interest day count basis of 30/360.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

It is possible that you may receive no interest, or only a limited amount of interest, for one or more interest periods. It is possible that LIBOR will be less than the Accrual Barrier for so many days during any quarterly interest period that the interest payment for that interest period will be less than the amount that would be paid on an ordinary debt security.  The interest payment for one or more quarterly interest periods may be zero. In addition, if LIBOR is less than the Accrual Barrier on any days during the term of the notes, the market value of the notes may decrease and you may receive substantially less than the principal amount if you wish to sell your notes at that time. Historical performance of LIBOR is not necessarily indicative of what may occur in the future. You should have a view as to the performance of LIBOR and related interest rate movements, and must be willing to forgo guaranteed market rates of interest for the term of the notes, before investing.

The amount of interest payable on the notes in any quarter is limited to the Base Rate and the investors will not participate in any improvement in the performance of LIBOR. The return on the notes will be limited to the quarterly interest payments that are payable with respect to each interest period during the term of the notes, if any, and which are based on the fixed Base Rate of 4.00% regardless of any increase in LIBOR.

The notes are subject to early redemption at our option. On each Call Date, at our option, we may redeem your notes in whole, but not in part. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the market value of your notes. It is our sole option whether to redeem your notes prior to maturity on any such Call Date and we may or may not exercise this option for any reason. If your notes are redeemed early, you will not have the right to receive any future interest payments that you may otherwise have received. Further, if your notes are redeemed early, you may not be able to reinvest the early redemption payment at a comparable return for a similar level of risk.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity.  Any return that you receive on the notes may be less than the return you would earn if you purchased a conventional debt security with the same maturity date.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes.  The notes are our senior unsecured debt securities.  All payments on the notes will be fully and unconditionally guaranteed by the Guarantor.  The notes are not guaranteed by any entity other than the Guarantor.  As a result, your receipt of all payments of interest and principal on the notes will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the applicable payment date, regardless of LIBOR.  No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be at any time during the term of the notes or on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations.  Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes.  However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the performance of LIBOR during the term of the notes, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of Bank of America Corporation and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor.  As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries.  Therefore, our ability to make payments on the notes may be limited.  In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding.  Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The public offering price you pay for the notes exceeds their initial estimated value. The initial estimated value of the notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models.  These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes.  These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value.  This is due to, among other things, fluctuations in LIBOR, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below.  These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange.  We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the level of LIBOR.  The number of potential buyers of your notes in any secondary market may be limited.  We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so.  There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time.  To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes.  Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs.  These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market.  In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

If LIBOR is not at or above the Accrual Barrier on an Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period.  LIBOR on any London Banking Day from and including the fifth London Banking Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period will be LIBOR on that fifth London Banking Day prior to that quarterly Interest Payment Date. As a result, if LIBOR is not at or above the Accrual Barrier on an Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. This will be the case even if LIBOR is at or above the Accrual Barrier on one or more of those days.

Reforms to and uncertainty regarding LIBOR may adversely affect the value of, return on and trading market for the notes. The U.K. Financial Conduct Authority, which regulates LIBOR,

announced in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021. This announcement, in conjunction with financial benchmark reforms more generally and changes in the interbank lending markets have resulted in uncertainty about the future of LIBOR and certain other rates or indices which are used as interest rate “benchmarks.” These actions and uncertainties may have the effect of triggering future changes in the rules or methodologies used to calculate benchmarks or lead to the discontinuance or unavailability of benchmarks. ICE Benchmark Administration is the administrator of LIBOR and maintains a reference panel of contributor banks, which includes our affiliate, Bank of America, N.A., London branch for certain LIBOR rates. Uncertainty as to the nature and effect of such reforms and actions, and the potential or actual discontinuance of benchmark quotes, may adversely affect the value of, return on and trading market for the notes.

The rate of interest on the notes may be calculated using alternative methods if 3-month U.S. dollar LIBOR is no longer quoted and may be calculated using a different base rate if 3-month U.S. dollar LIBOR is discontinued. To the extent that 3-month U.S. dollar LIBOR is no longer quoted on the Reuters screen page as described in this pricing supplement, 3-month U.S. dollar LIBOR will be determined using the alternative methods described in this pricing supplement above under the heading “Summary—Designated LIBOR Page.” Any of these alternative methods may result in interest payments on the notes that are higher than, lower than or that do not otherwise correlate over time with the interest payments that would have been made on the notes if 3-month U.S. dollar LIBOR was available in its current form. Further, the same reforms, actions, costs and/or risks that may lead to the discontinuation or unavailability of 3-month U.S. dollar LIBOR may make one or more of the alternative methods impossible or impracticable to determine. If 3-month U.S. dollar LIBOR is no longer quoted, or if 3-month U.S. dollar LIBOR is discontinued and it is determined there is no substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice, the final alternative method for determining 3-month U.S. dollar LIBOR for the applicable London Banking Day is to use 3-month U.S. dollar LIBOR in effect for the prior London Banking Day during the Interest Period. In addition, if the calculation agent determines, in consultation with us, that 3-month U.S. dollar LIBOR has been discontinued, then we will appoint in our sole discretion an investment bank of national standing, which may be our affiliate, to determine whether there is a substitute or successor base rate to 3-month U.S. dollar LIBOR that is consistent with accepted market practice. Any of the foregoing may have an adverse effect on the value of, return on and trading market for the notes.

If it is determined that 3-month U.S. dollar LIBOR has been discontinued, we will select an investment bank of national standing, which may be our affiliate, to assist us in the determination of the substitute or successor base rate. If we select one of our affiliates to assist in the determination of the substitute or successor base rate, the interests of such entity may be adverse to your interests as a holder of the notes.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes. Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

  Changes in the levels of interest rates may affect the market value of the notes. The level of interest rates in the United States may affect the U.S. economy and, in turn, the performance of LIBOR. This, in turn, may decrease the market value of the notes. Further, the notes are subject to early redemption at our option beginning on July 29, 2020 and an interest rate cap of 4.00% per annum, which will limit the potential upside to investors, regardless of the performance of LIBOR. As a result, we anticipate that the potential for the notes to trade above their par value in the secondary market, if any, is extremely limited.
  Economic and other conditions generally. Interest payable on the notes is expected to be correlated to interest rates. Prevailing interest rates may be influenced by a number of factors, including general economic conditions in the United States, U.S. monetary and fiscal policies, inflation, and other financial, political, regulatory, and judicial events. These factors interrelate in complex ways, and may adversely affecting the market value of your notes.

  Our and the Guarantor’s financial condition and creditworthiness. Our and the Guarantor’s perceived creditworthiness, including any increases in our respective credit spreads and any actual or anticipated decreases in our respective credit ratings, may adversely affect the market value of the notes. In general, we expect the longer the amount of time that remains until maturity, the more significant the impact will be on the value of the notes. However, a decrease in our or the Guarantor’s credit spreads or an improvement in our of the Guarantor’s credit ratings will not necessarily increase the market value of the notes.
  Time to maturity. There may be a disparity between the market value of the notes prior to maturity and their value at maturity. This disparity is often called a time “value,” “premium,” or “discount,” and reflects expectations concerning LIBOR prior to the maturity date. As the time to maturity decreases, this disparity will likely decrease, such that the value of the notes will approach a value that reflects the remaining interest payments on the notes based on the then-current performance of LIBOR.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including the selling agent, may engage in trading activities related to LIBOR that are not for your account or on your behalf. These entities also may issue or underwrite other financial instruments with returns linked to LIBOR. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including the selling agent, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence LIBOR or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor, or our other affiliates also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and LIBOR. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. Each of these parties will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor, and our other affiliates, including the selling agent, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates, MLCS, will be the calculation agent for the notes and, as such, will determine the amount of interest to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that the calculation agent would be required to make if LIBOR is unavailable or discontinued. See the section entitled “Summary— Designated LIBOR Page” above. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

*  *  *

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Senior Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor.  The notes will rank equally with all of our other unsecured senior debt from time to time outstanding.  The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor.  All payments due on the notes, including the repayment of principal and any accrued and unpaid interest, are subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

We may redeem all of the notes on any quarterly Interest Payment Date occurring on or after July 29, 2020 (other than the maturity date). Prior to maturity, the notes are not repayable at your option.

If any scheduled quarterly Interest Payment Date, Call Date or the scheduled maturity date is not a business day, the payment will be postponed to the next business day, no additional interest will be payable as a result of that postponement and no adjustment will be made to the length of the corresponding interest period.

Interest

For each quarterly interest period, you will receive interest at a variable rate per annum equal to the product of:

(a) the Base Rate of 4.00%; and

(b) N/D; where,

“N” = the number of London Banking Days in the applicable interest period on which LIBOR is greater than or equal to the Accrual Barrier; and

“D” = the total number of London Banking Days in the applicable interest period.

The “Accrual Barrier” is 1.85%.

For any London Banking Day from and including the fifth London Banking Day prior to the related quarterly Interest Payment Date for any interest period through the end of the applicable interest period, LIBOR on those days will be LIBOR on that fifth London Banking Day prior to that quarterly Interest Payment Date (the “Observation Cut-Off Date”). As a result, if LIBOR is below the Accrual Barrier on an Observation Cut-Off Date, no interest will accrue on the notes on each day from the Observation Cut-Off Date through the end of the applicable interest period. This will be the case even if LIBOR is at or above the Accrual Barrier on one or more of those days.

For so long as the notes are held in book-entry only form, we will pay the interest payment to the persons in whose names the notes are registered at the close of business one business day prior to each quarterly Interest Payment Date.  If the notes are not held in book-entry only form, the record dates will be the fifteenth calendar day preceding the applicable payment date, whether or not that date is a business day.

Notwithstanding the foregoing, the payment at maturity, including any final interest payment, will be paid to the persons in whose names the notes are registered on the maturity date.

Optional Early Redemption

On any Call Date, we have the right to redeem all, but not less than all, of the notes for an amount equal to the Early Redemption Payment.  No further amounts will be payable following an early redemption. We will give notice to the trustee at least five business days but not more than 60 calendar days before the applicable Call Date.

The “Early Redemption Payment” will be the principal amount of your notes, plus any accrued and unpaid interest.

The “Call Dates” will be the quarterly Interest Payment Dates beginning on July 29, 2020 and ending on April 29, 2029.

Payment at Maturity

Unless earlier redeemed, on the maturity date, you will be paid the principal amount of the notes and any accrued and unpaid interest on the notes, subject to our and the Guarantor’s credit risk. See “Risk Factors—All payments on the notes are subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes” above.

Regardless of the amounts of the interest payable during each interest period over the term of the notes, you will receive your principal amount at maturity, assuming that we are otherwise able to pay our debts on the maturity date.

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding LIBOR, the amount of each interest payment, London Banking Days and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our affiliate, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through DTC against payment by purchasers of the notes in immediately available funds. We will make payments of the principal amount and each interest payment in immediately available funds so long as the notes are maintained in book-entry form.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Payment at Maturity” above, calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day and the final Observation Cut-Off Date were the fifth London Banking Day prior to the date of acceleration. We will also determine the amount of any accrued and unpaid interest. Any such final interest payment may be prorated by the calculation agent to reflect the length of the final interest payment period.  In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

Listing

The notes will not be listed on any securities exchange.

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BofAS AND CONFLICTS OF INTEREST

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes.  Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121.  BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. BofAS will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount.  Each of those broker-dealers may sell the notes to one or more additional broker-dealers.  BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes.  However, they are not obligated to engage in such secondary market transactions and/or market-making transactions.  The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes.  Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes.  However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs.  At certain times, this price may be higher than or lower than the initial estimated value of the notes.

None of this pricing supplement, the accompanying prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the Prospectus Directive (as defined below). This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area (the “EEA”) which has implemented the Prospectus Directive (each, a “Relevant Member State”) will only be made to a legal entity which is a qualified investor under the Prospectus Directive (“Qualified Investors”). Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may only do so with respect to Qualified Investors. Neither BAC nor the selling agent have authorized, nor do they authorize, the making of any offer of notes other than to Qualified Investors. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

PRIIPs Regulation / Prospectus Directive / Prohibition of sales to EEA retail investors – The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA.  For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (the Insurance Mediation Directive), as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The communication of this pricing supplement, the accompanying prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus or any of their contents.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of LIBOR.  The related guarantees are BAC’s obligations.  As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing.  In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security.  This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates.  The terms of these hedging arrangements are determined based upon terms provided by BofAS and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of LIBOR, the tenor of the notes and the hedging arrangements.  The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements.  Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-7 above.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin LLP, New York, New York, is acting as counsel to BofAS and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Sidley Austin LLP, our tax counsel. The following discussion supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code.  This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

U.S. Holders

The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes. Under this characterization, interest on a note generally will be included in the income of a U.S. Holder as ordinary income at the time it is accrued or is received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Variable Rate Debt Securities” for a discussion of these rules.

Upon the sale, exchange, redemption, retirement, or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, redemption, retirement, or other disposition (less an amount equal to any accrued interest not previously included in income if the note is disposed of between interest payment dates, which will be included in income as interest income for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will be the cost of the note to such U.S. Holder. Any gain or loss realized on the sale, exchange, redemption, retirement, or other disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. The ability of U.S. Holders to deduct capital losses is subject to limitations under the Code.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.